United Grocers, Inc.
6433 SE Lake Road
Milwaukie, Oregon  97269

Attention:  Mark Tweedie, Chief Financial Officer



January 8, 1999


We are providing this letter to you for inclusion as an exhibit to your Form 10-K filing pursuant to Item 601 of Regulation S-K.

We have read management's justification for the change in the method of amortizing the unrecognized gains and losses in connection with the Company's defined benefit pension plan, as described in the Company's Form 10-K for the year ended October 2, 1998. Based on our reading of the data and discussions with Company officials of the business judgment and business planning factors relating to the change, we believe management's justification to be reasonable. Accordingly, we concur that the newly adopted accounting principle described above is preferable in the Company's circumstances to the method previously applied.

/s/ PricewaterhouseCoopers LLP